UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SORL AUTO PARTS, INC.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

291511805

(CUSIP Number)

Xiaoping Zhang

Shuping Chi

Xiaofeng Zhang

Ruili International Inc.

No. 2666 Kaifaqu Avenue

Ruian Economic Development District

Rui’an City, Zhejiang Province

People’s Republic of China

0086-577-65817720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaoping Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shuping Chi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaofeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruili International Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 (the “Amendment”) relating to the common stock, par value $0.002 per share (the “Common Stock”), of SORL Auto Parts, Inc., a Delaware corporation (the “Company” or the “Issuer”) is filed to amend the Schedule 13D filed on behalf of each of Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang, and Ruili International Inc. with the Securities and Exchange Commission (the “Commission”) as amended from time to time (collectively, the “Schedule 13D”). Except as amended or supplemented by this Amendment, all other information in the Schedule 13D is as set forth therein. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 8, 2020, a special meeting of stockholders of the Issuer was held. At the special meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock of the Issuer and (b) at least a majority of all outstanding shares of Common Stock of the Issuer owned by the Unaffiliated Stockholders (as defined in the Merger Agreement).

Pursuant to the Equity Contribution and Voting Agreement (the “Equity Contribution and Voting Agreement”) entered into by and among the Rollover Shareholders and Parent, the Rollover Shareholders have contributed the Rollover Shares to Parent in exchange for newly issued shares of Parent and received no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Equity Contribution and Voting Agreement, a copy of which is filed as Exhibit 99.6 to the Schedule 13D and is incorporated herein by reference in its entirety.

On May 15, 2020, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Common Stock issued and outstanding prior to the effective time, other than shares held by Parent (representing shares contributed to Parent by the Rollover Shareholders) that have been cancelled for no consideration, has been converted into the right to receive $4.72 per share in cash, without interest and net of any applicable withholding taxes. The Issuer ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

As a result of the Merger, the Common Stock of the Issuer has ceased to trade on the NASDAQ prior to opening of trading on May 15, 2020 and became eligible for delisting from NASDAQ and termination of registration under the Act. The Issuer has requested that trading of its Common Stock on NASDAQ be suspended prior to opening of trading on May 15, 2020. The Issuer requested that NASDAQ file with the Commission a Form 25 relating to the delisting of the Company’s Common Stock from NASDAQ and the deregistration of the Company’s registered securities. The Company intends to file a Form 15 with the Commission under the Act, requesting the deregistration of the Company’s shares of Common Stock, under Section 12(g) of the Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Act. The Company’s obligations to file with the Commission certain reports and forms, including Form 10-K, Form 10-Q and Form 8-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.5 to the Schedule 13D and is incorporated herein by reference in its entirety.

Item 5.    Interest in Securities of the Company

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 5 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) As a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The second paragraph in Item 4 of this Amendment No. 4 is incorporated herein by reference and is qualified in its entirety by reference to the Equity Contribution and Voting Agreement. Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of May 15, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Company’s Common Stocks. Therefore, this Amendment No. 4 constitutes the final amendment to the original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020	XIAOPING ZHANG

	By:	/s/ XIAOPING ZHANG

SHUPING CHI

	By:	/s/ SHUPING CHI

XIAOFENG ZHANG

	By:	/s/ XIAOFENG ZHANG

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020	Ruili International Inc.

/s/ XIAOPING ZHANG
Name: Xiaoping Zhang
Title: Director